UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Rio Narcea Gold Mines Ltd.
(Name of Issuer)

Common Shares Without Par Value
(Title of Class of Securities)

766909105
(CUSIP Number)

Kevin Hisko
Lundin Mining Corporation
Suite 2101
 855 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 689-7842

With a copy to:

Adam M. Givertz Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 766909105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lundin Mining Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
179,416,550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
179,416,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
179,416,550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
94.46%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 766909105	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lundin Mining AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
179,416,550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
179,416,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
179,416,550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
94.46%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 766909105	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
4352351 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
179,416,550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
179,416,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
179,416,550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
94.46%

14	TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common shares without par value (the "Shares") of Rio Narcea Gold Mines Ltd., a corporation existing under the laws of Canada ("Rio Narcea"), and amends to the extent set forth herein the Schedule 13D relating to the Shares filed on August 20, 2007 (the "Original 13D" and, together with this Amendment No. 1, the "Schedule 13D"), on behalf of the Filing Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The executive offices of Rio Narcea are located at c/ Secundino Roces Riera, 3-2°, Centro de Empresas Asipo I, 33428 Cayés-Llanera, Asturias, Spain.

Item 5. Interest in the Securities of the Issuer.

The information set forth in Item 5 of the Original 13D is hereby amended and restated to read in its entirety as follows.

(a)-(b)

The responses of the Filing Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, each of the Filing Persons may be deemed to beneficially own an aggregate of 179,416,550 Shares, which total includes 20,206,320 warrants, representing approximately 94.46% of the outstanding Shares (calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended).

Lundin Mining AB, as the sole equity holder of the Offeror, may be deemed to control the Offeror and have shared voting and dispositive power over the Shares that the Offeror beneficially owns.

Lundin Mining, as the sole equity holder of Lundin Mining AB, may be deemed to indirectly control the Offeror and have shared voting and dispositive power over the Shares that the Offeror beneficially owns.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I to the Original 13D, has beneficial ownership of any Shares, except as described in this Schedule 13D.

(c)

Effective as of 5:48 p.m. (Pacific time) on July 16, 2007, the Offeror took up 120,537,264 Shares and 14,787,870 warrants, which were all the Shares and warrants validly deposited to the Offer and not withdrawn as of such time. On July 20, 2007, Lundin Mining announced that a further 24,679,085 Shares and 1,403,950 warrants had been tendered to the Offer and that, effective as of July 19, 2007, the Offeror had taken up all of such Shares and warrants. On August 10, 2007, the Offeror took up a further 1,140,195 Shares and 790,400 warrants. On August 13, 2007, the Offeror took up a further 7,186,318 Shares and 586,500 warrants.

On August 9, 2007, Lundin Mining announced that it was further extending the expiry date of the Offer from 6:00 p.m. (Pacific time) on August 10, 2007 to 6:00 p.m. (Pacific time) on August 20, 2007.

On August 22, 2007, the Offeror took up a further 5,667,368 Shares and 2,637,600 warrants. On August 22, 2007, Lundin Mining announced that it will undertake a compulsory acquisition transaction under the Canada Business Corporations Act to acquire the balance of the Shares. Following the compulsory acquisition, the Shares will be delisted from the Toronto Stock Exchange and the American Stock Exchange.

The Offeror effected all of the transactions described above at a price per Share of Cdn.$5.50 and a price per warrant of Cdn.$1.04.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I to the Original 13D has effected any transaction in Shares during the 60 days preceding the date hereof, except as described in this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 7. Material to be Filed as Exhibits.

99.1

Agreement as to Joint Filing of Schedule 13D, dated August 23, 2007, by and among the Filing Persons

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2007

LUNDIN MINING CORPORATION

By:	/s/ Kevin Hisko
Name: Kevin Hisko
Title: Corporate Secretary

LUNDIN MINING AB

By:	/s/ Karl-Axel Waplan
Name: Karl-Axel Waplan
Title: Director

4352351 CANADA INC.

By:	/s/ Kevin Hisko
Name: Kevin Hisko
Title: Director